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Filed by Medamicus, Inc. Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: BIOMEC, Inc./BIOMEC Cardiovascular Inc. Registration Statement No. 333-108404
FOR IMMEDIATE RELEASE	Contact:	Jim Hartman Medamicus, Inc. (763) 577-2212
September 12, 2003

Medamicus Announces Move To Nasdaq National Market and
Special Shareholder Meeting Date For BCI Purchase Approval

        MINNEAPOLIS—Medamicus, Inc. (Nasdaq: MEDM) announced today that it has received approval for its common stock to begin trading on The Nasdaq National Market System beginning with the opening of the market on Monday, September 15, 2003. Medamicus common stock will continue to be traded under the symbol "MEDM."

        Medamicus' transition to The Nasdaq National Market satisfies one of the conditions to closing of Medamicus' purchase of the operating assets of BIOMEC Cardiovascular Inc. ("BCI"), a Minneapolis based developer and manufacturer of implantable stimulation leads, lead delivery systems and accessories for cardiac rhythm management and neuromodulation. BCI is a subsidiary of BIOMEC Inc., a privately held medical technology company headquartered in Cleveland, Ohio.

        In addition to listing of Medamicus' common stock on The Nasdaq National Market, the closing of the purchase agreement requires approval by the shareholders of Medamicus and BIOMEC Inc. Medamicus also announced today that a special meeting of Medamicus shareholders has been scheduled for Tuesday, October 21, 2003 at 10:00 a.m. local time at the offices of Medamicus, 15301 Highway 55 West, Plymouth, Minnesota. Medamicus shareholders of record as of the close of business on September 11, 2003 will be entitled to notice of, and to vote at, the special meeting. BIOMEC's special meeting of shareholders has been scheduled for Tuesday, October 21, 2003 at 10:00 a.m. local time at The Union Club, 1211 Euclid Avenue, Cleveland, Ohio. The transaction is expected to close within three days after the approval by Medamicus and BIOMEC Inc. shareholders.

        Medamicus, Inc., based in Plymouth, Minnesota, is a medical products company engaged in the design, development, manufacture and marketing of percutaneous delivery systems. Its products include venous vessel introducers, safety needles and other disposable delivery products for use in the implantation of pacemakers, defibrillators, catheters and infusion ports sold through OEM relationships with other medical device companies.

        Headquartered in Minneapolis, Minnesota, BCI is a developer and manufacturer of implantable stimulation leads, lead delivery systems, and lead accessories for cardiac rhythm management, neuromodulation, and hearing-restoration markets. Headquartered in Cleveland, Ohio, BIOMEC Inc. is a leading researcher, developer and manufacturer of advanced medical technologies.

        On August 29, 2003, Medamicus filed a registration statement on Form S-4 (File No. 333-108404) in connection with the purchase transaction which registration statement was declared effective by the Securities and Exchange Commission on September 12, 2003.

        Medamicus and BIOMEC Inc. will each mail a joint proxy statement/prospectus to its shareholders in connection with the transaction and the special meetings of its shareholders. Investors and security-holders of Medamicus and BIOMEC are urged to read the joint proxy statement/prospectus because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction, and related matters. Investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.

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Medamicus Announces Move To Nasdaq National Market and Special Shareholder Meeting Date For BCI Purchase Approval